CV TECHNOLOGIES INC.

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

[redacted]

SEC
Mail Processing
Section

FEB 14 2008

08000966

Washington, DC
101

SUPPL

February 6, 2008

Securities and Exchange Commission
100 F. Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find copies of public documents that have been electronically filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirements to your office, enclosed are copies of the Insider Transaction reports for January. These documents are filed on the System for Electronic Disclosure by Insiders (SEDI) and will be sent to your office on a monthly basis.

Document	Date Range
News Release – CV Technologies Appoints Two New Directors Confirmation of SEDAR filing	February 4, 2008
Form 51-102F3 Material Chaqnge Report Confirmation of SEDAR filing	February 4, 2008
Insider Transaction Detail	January 1 – 31, 2008

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Jane Tulloch

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

CV Technologies Inc. (the "**Company**")
9604 – 20th Avenue
Edmonton, Alberta
T6N 1G1

2. Date of Material Change:

February 4, 2008

3. Press Release:

A press release relating to the material change was issued by the Company on February 4, 2008.

4. Summary of Material Change:

The Company announced that J. Douglas Gilpin and David T. Weyant, QC have been appointed to the Company's Board of Directors. In addition, Mr. Gilpin will act as the Chair of the Company's Audit Committee and Mr. Weyant will serve on the Company's Corporate Governance and Nominating Committee.

5. Full Description of Material Change:

Please refer to the February 4, 2008 press release which is incorporated by reference and attached to this report.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

Jacqueline J. Shan, President, Chief Executive Officer of the Company, is knowledgeable about the material change and may be reached by contacting Jane Tulloch, the Company's Corporate Secretary, at 9604 – 20th Avenue, Edmonton, Alberta, T6N 1G1, or by phone at (780) 577-3724.

9. Date of Report:

February 5, 2008

EDMONTON, AB (February 4, 2008) CV Technologies Inc. (TSX:CVQ) is pleased to announce the appointment of two new members to its Board of Directors, effective February 1, 2008. These appointments bring the Board complement to 10 Directors.

J. Douglas Gilpin, CA: Mr. Gilpin is a Chartered Accountant with more than 30 years of business advisory and consultancy experience. He was a partner with KPMG LLP from 1981 until his retirement from the firm in 1999. His practice focused on business advisory and assurance matters and involved work with numerous companies in the biotechnology field. Mr. Gilpin is a Director of Canada Health Infoway Inc./Inforoute Sante du Canada, Chairman of its Governance Committee and a member of its Finance, Investment & Audit Committee. He is also a public member of the Finance Investment & Audit Committees for each of Search Canada Inc. and the College of Physicians & Surgeons of Alberta. Mr. Gilpin serves on the Board of Directors of ViRexx Medical Corp. (a TSX listed company) as Chairman of both the Audit Committee and the Governance and Nominating Committee. He will serve as Chair of CV Technologies' Audit Committee.

David T. Weyant, QC: Mr. Weyant is Vice President and General Counsel for the Calgary Health Region, one of the largest fully-integrated, publicly-funded health care systems in Canada. He has been practicing law for over 17 years, both as a litigator and as a corporate/commercial lawyer negotiating transactions including securities, outsourcing, private/public partnerships, lending, financing and other corporate commercial transactions. His expertise is frequently sought on various aspects of risk management, corporate/commercial law, health law, and corporate governance.

He has served on various boards, chaired committees, and served as a member of a provincial commission, the executive of the Association of General Counsel of Alberta, as well as local and national Canadian Bar Association sections. Mr. Weyant is a member of the Institute of Corporate Directors and is currently enrolled in its Directors Education Program. He will join CV Technologies' Corporate Governance and Nominating Committee.

"We look forward to the contributions that Mr. Gilpin and Mr. Weyant will make to achieving CV Technologies' goals," said Gordon Tallman, Chairman of the Board of Directors. "In our industry's complex business environment, scientific excellence is one element essential to success. We also require the extensive strategic, legal, financial, governmental and regulatory knowledge that Messrs. Gilpin and Weyant bring to our Board, based particularly on their broad experience in biotechnology and healthcare."

ABOUT CV TECHNOLOGIES INC.

CV Technologies is a global leader in the development and commercialization of naturally derived, evidence-based, natural therapeutics for disease prevention and health maintenance. Its lead product – COLD-fX® – approved by Health Canada, prevents and relieves cold and flu infections by strengthening the immune system.

MEDIA CONTACT:	**INVESTOR CONTACT:**
Warren Michaels	Jane Tulloch
Vice President, Communications	Director, Investor Relations
CV Technologies Inc.	CV Technologies Inc.
1-780-432-0022	1-780-577-3724
warren.michaels@cvtechnologies.com	jane.tulloch@cvtechnologies.com
www.cvtechnologies.com	www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release. Potential risks and uncertainties include, without limitation, those associated with product development, future revenues and profitability related to the development and execution of the Company's new business plan. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: February 6, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1213619
FILING TYPE	Material Change Report
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	Material Change Report
FEES PAID	N/A
DATE FILED	February 5, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES APPOINTS TWO NEW DIRECTORS

EDMONTON, AB (February 4, 2008) CV Technologies Inc. (TSX:CVQ) is pleased to announce the appointment of two new members to its Board of Directors, effective February 1, 2008. These appointments bring the Board complement to 10 Directors.

J. Douglas Gilpin, CA: Mr. Gilpin is a Chartered Accountant with more than 30 years of business advisory and consultancy experience. He was a partner with KPMG LLP from 1981 until his retirement from the firm in 1999. His practice focused on business advisory and assurance matters and involved work with numerous companies in the biotechnology field. Mr. Gilpin is a Director of Canada Health Infoway Inc./Inforoute Sante du Canada, Chairman of its Governance Committee and a member of its Finance, Investment & Audit Committee. He is also a public member of the Finance Investment & Audit Committees for each of Search Canada Inc. and the College of Physicians & Surgeons of Alberta. Mr. Gilpin serves on the Board of Directors of ViRexx Medical Corp. (a TSX listed company) as Chairman of both the Audit Committee and the Governance and Nominating Committee. He will serve as Chair of CV Technologies' Audit Committee.

David T. Weyant, QC: Mr. Weyant is Vice President and General Counsel for the Calgary Health Region, one of the largest fully-integrated, publicly-funded health care systems in Canada. He has been practicing law for over 17 years, both as a litigator and as a corporate/commercial lawyer negotiating transactions including securities, outsourcing, private/public partnerships, lending, financing and other corporate commercial transactions. His expertise is frequently sought on various aspects of risk management, corporate/commercial law, health law, and corporate governance.

He has served on various boards, chaired committees, and served as a member of a provincial commission, the executive of the Association of General Counsel of Alberta, as well as local and national Canadian Bar Association sections. Mr. Weyant is a member of the Institute of Corporate Directors and is currently enrolled in its Directors Education Program. He will join CV Technologies' Corporate Governance and Nominating Committee.

"We look forward to the contributions that Mr. Gilpin and Mr. Weyant will make to achieving CV Technologies' goals," said Gordon Tallman, Chairman of the Board of Directors. "In our industry's complex business environment, scientific excellence is one element essential to success. We also require the extensive strategic, legal, financial, governmental and regulatory knowledge that Messrs. Gilpin and Weyant bring to our Board, based particularly on their broad experience in biotechnology and healthcare."

ABOUT CV TECHNOLOGIES INC.

CV Technologies is a global leader in the development and commercialization of naturally derived, evidence-based, natural therapeutics for disease prevention and health maintenance. Its lead product – COLD-fX® – approved by Health Canada, prevents and relieves cold and flu infections by strengthening the immune system.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release. Potential risks and uncertainties include, without limitation, those associated with product development, future revenues and profitability related to the development and execution of the Company's new business plan. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: February 5, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1213063
FILING TYPE	News Releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News Release
FEES PAID	N/A
DATE FILED	February 4, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Insider transaction detail - View details for issuer

2008-02-01 12:24 ET

Transactions sorted by : Insider
Issuer name : CV Technologies (Starts with)
Filing date range : January 1, 2008 - January 31, 2008
Debt securities : Convertible Debentures
Equity securities : Common Shares, Units
Issuer derivatives : Options, Warrants, Other
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Bilyea, Maurice Edward													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares													
1110641	2007-08-27	2008-01-03	Direct Ownership :	00 - Opening Balance-Initial SEDI Report									

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1110643	2008-01-02	2008-01-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,500	0.6800	1,500						
1110645	2008-01-02	2008-01-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.6900	11,500						
1110647	2008-01-02	2008-01-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+17,500	0.7000	29,000						

Insider name: Buddle, Harold William

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1111662	2008-01-03	2008-01-04	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	0.6800	46,500						
1111663	2008-01-03	2008-01-04	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.6900	56,500						
1111664	2008-01-03	2008-01-04	Direct Ownership :	10 - Acquisition or disposition in the public market	+11,000	0.7000	67,500						
1111667	2008-01-03	2008-01-04	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	0.7200	68,500						
1111668	2008-01-03	2008-01-04	Direct Ownership :	10 - Acquisition or disposition in the public market	+31,000	0.7100	99,500						

Insider name: Michaels, Gary Warren

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares													
1113329	2007-12-31	2008-01-07	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+11,000	0.6400	40,000						
1113331	2007-12-31	2008-01-07	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+4,000	0.6300	44,000						
1113334	2008-01-03	2008-01-07	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+2,000	0.7000	46,000						

Insider name: Pittman, Frederick James Joseph

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

1109780	2007-07-16	2008-01-02	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			
1109781	2007-12-31	2008-01-02	Direct Ownership :	10 - Acquisition or disposition in the public market	+20,000	0.6500	20,000

Insider name: Shan, Jacqueline Jie

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

1110650	2007-12-31	2008-01-03	Direct Ownership :	51 - Exercise of options	+650,000	0.1500	3,554,716
1110653	2008-01-03	2008-01-03	Direct Ownership :	51 - Exercise of options	+650,000	0.1500	4,204,716

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Options (Common Shares)													
1110633	2007-12-31	2008-01-03	Direct Ownership :	51 - Exercise of options	-650,000		6,160,519		0.1500		Common Shares	-650,000	6,160,519
1110649	2008-01-03	2008-01-03	Direct Ownership :	51 - Exercise of options	-650,000		5,510,519		0.1500		Common Shares	-650,000	5,510,519

END